SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                  .

Commission file number: 1-12385

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

NORTHROP GRUMMAN FINANCIAL

SECURITY AND SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NORTHROP GRUMMAN CORPORATION

1840 Century Park East

Los Angeles, California 90067

Northrop Grumman Financial

Security and Savings Program

Financial Statements as of December 31, 2005 and 2004,

and for the Year Ended December 31, 2005, and

Supplemental Schedule as of December 31, 2005 and

Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plan Administrative Committee of the

Northrop Grumman Financial Security and Savings Program

We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Financial Security and Savings Program (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    DELOITTE & TOUCHE LLP

Los Angeles, California

June 27, 2006

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	2005			2004
	Retirement Account (1)	Savings Account (2)	Total	Retirement Account (1)	Savings Account (2)	Total
ASSETS:
Investment in Northrop Grumman Defined Contribution Plans Master Trust — at fair value	$477,853,523	$717,785,112	$1,195,638,635		$716,515,716	$716,515,716
Investment in Northrop Grumman Employee Benefit Plan Master Trust — at fair value				$455,643,379		455,643,379
Loans receivable from participants		33,529,263	33,529,263		34,100,696	34,100,696
Short-term investments		10,174,828	10,174,828		10,045,949	10,045,949

Total investments	477,853,523	761,489,203	1,239,342,726	455,643,379	760,662,361	1,216,305,740

Receivables:
Employee deposits	356,471	282,812	639,283	23,911	30,780	54,691
Employer contributions		100,285	100,285		67,131	67,131
Other		134,757	134,757		105,436	105,436

Total receivables	356,471	517,854	874,325	23,911	203,347	227,258

Total assets	478,209,994	762,007,057	1,240,217,051	455,667,290	760,865,708	1,216,532,998

LIABILITIES:
Accrued expenses	224,288	181,117	405,405	278,125	600,072	878,197

Total liabilities	224,288	181,117	405,405	278,125	600,072	878,197

NET ASSETS AVAILABLE FOR BENEFITS	$477,985,706	$761,825,940	$1,239,811,646	$455,389,165	$760,265,636	$1,215,654,801

(1)	Non participant directed
(2)	Participant directed

See notes to financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

	Retirement Account (1)	Savings Account (2)	Total
INVESTMENT INCOME:
Plan interest in the Northrop Grumman Defined Contribution Plans Master Trust	$14,992,625	$53,339,548	$68,332,173
Plan interest in the Northrop Grumman Employee Benefit Plan Master Trust	27,714,785		27,714,785
Interest		144,889	144,889

Total investment income	42,707,410	53,484,437	96,191,847

DEPOSITS AND CONTRIBUTIONS:
Employee deposits	8,463,298	6,649,486	15,112,784
Employer contributions		2,398,116	2,398,116
Employee rollovers into plan		154,429	154,429

Total deposits and contributions	8,463,298	9,202,031	17,665,329

DEDUCTIONS:
Benefits paid to participants	(27,321,265)	(59,761,122)	(87,082,387)
Administrative expenses	(1,252,902)	(1,365,042)	(2,617,944)

Total deductions	(28,574,167)	(61,126,164)	(89,700,331)

INCREASE IN NET ASSETS	22,596,541	1,560,304	24,156,845

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	455,389,165	760,265,636	1,215,654,801

End of year	$477,985,706	$761,825,940	$1,239,811,646

(1)	Non participant directed
(2)	Participant directed

See notes to financial statements.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004, AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	DESCRIPTION OF THE PLAN

The following description of the Northrop Grumman Financial Security and Savings Program (the “FSSP” or the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Benefit Plan Administrative Committee of Northrop Grumman Corporation (“NGC” or the “Company”) controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General — The FSSP is a qualified defined contribution plan established for the benefit of certain employees of NGC acquired as part of NGC’s acquisition of Litton Industries, Inc. (“Litton”), and Premier America Credit Union, an unaffiliated entity of Litton. As of September 30, 2004, Premier America Credit Union employees were no longer eligible to participate in the Plan. The accounts of those employees were fully vested and the employees were treated as having terminated employment for purposes of the Plan’s distribution rules.

Employees are eligible to participate in the Plan upon their date of hire on a voluntary basis. Both the savings and Employee Stock Ownership Plan features are reported within the Plan’s 2005 financial statements as they have been in prior periods.

The Plan maintains all retirement account assets (“FSSP Retirement Account”) and all savings account assets (“FSSP Savings Account”) in the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”) as of December 31, 2005. Through September 30, 2005, the Plan maintained its FSSP Retirement Account in the Northrop Grumman Employee Benefit Plan Master Trust (the “Pension Master Trust”).

Effective July 1, 2003, certain employees were no longer eligible to make deposits to the Plan. Instead, such employees became eligible to actively participate and make deposits to the Northrop Grumman Savings Plan.

Employee Deposits and Company Contributions — A participant may deposit from 1 percent to 4 percent of annual cash compensation into the FSSP Retirement Account. A participant’s FSSP Retirement Account deposits provide the basis for determining the extent to which the participant is entitled to receive pension benefits under the Litton-heritage retirement plans (collectively, the “Litton Retirement Plans”). A participant who deposits 4 percent of annual cash compensation into the FSSP Retirement Account could elect to deposit an additional 1 percent to 71 percent into the FSSP Savings Account. Subject to certain collective bargaining agreements, the Company matches 50 percent of the first 6 percent of a participant’s deposits to the FSSP, with such contributions remitted to the participant’s FSSP Savings Account. The aggregate amount of deposits and contributions to the Plan may not exceed the limitations prescribed by the Internal Revenue Code of 1986, as amended (the “Code”).

Investment of FSSP Retirement Account deposits is directed solely by the Plan’s Investment Committee. FSSP Savings Account deposits are invested, as designated by the participant, in one or more of the investment funds currently available (see “Investment Options” below). Each year, as required by the Plan document, the Plan re-allocates current year deposits to ensure that each participant receives the eligible maximum pension and company matching contributions, subject to tax deferral and compensation limits imposed by the Code. Match maximization is performed after the end of the calendar year or upon termination of employment, whichever comes first. To the extent that deposits are re-allocated from a participant’s FSSP Savings Account to the FSSP Retirement Account, the amount of Company matching contributions on any such re-allocated amounts may be forfeited if the re-allocation reduces a participant’s deposits below the maximum level eligible for Company matching contributions. Forfeitures of Company matching contributions plus investment earnings thereon are used to reduce subsequent Company matching contributions.

Vesting — A participant is always fully vested in FSSP deposits (including any investment earnings thereon). Participants vest at 50 percent in all Company matching contributions plus related investment earnings after two full years of service and 100 percent after three full years of service. Full vesting also occurs if a participant (while in the employ of the Company) dies, becomes totally disabled or terminates employment on or after reaching age 65.

Non-vested amounts of a participant’s Company matching contributions are forfeited upon termination of employment if the participant takes a distribution of his/her vested account balance. Otherwise, a forfeiture shall not occur until the participant has incurred a five-year break in service. Forfeitures for a terminated participant may be restored depending on the time elapsed from the termination date and the time that the terminated participant was employed by the Company immediately prior to such termination of employment.

Participant Accounts — A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options — Participant deposits to the FSSP Retirement Account were invested in the Pension Master Trust through September 30, 2005. Effective October 1, 2005, the participant deposits to the FSSP Retirement Account were invested in the DC Master Trust. Once the participant has deposited the maximum 4 percent of tax-deferred compensation into the FSSP Retirement Account, the participant may direct his or her employee deposits and Company matching contributions, in 1 percent increments, to be invested in one or more of the following FSSP Savings Account (participant directed) investment options.

U.S. Equity Fund — The U.S. Equity Fund consists predominantly of holdings in large and medium sized U.S. company stocks. The fund’s objectives are capital appreciation over the long term, along with current income (dividends). The fund’s stock investments are selected by independent professional investment managers appointed by the Plan’s Investment Committee.

U.S. Fixed Income Fund — The U.S. Fixed Income Fund consists of holdings in marketable, fixed income securities rated within the three highest investment grades assigned by

Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is broadly diversified and maintains an average maturity of 10 years. The securities are selected by independent professional investment managers appointed by the Plan’s Investment Committee.

Stable Value Fund — The Plan holds an interest in the Northrop Grumman Stable Value Fund (the “Stable Value Fund”; see Notes 5 and 6). Investments of the Stable Value Fund are diversified among U.S. Government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies and banks. The Stable Value Fund is managed by an independent professional investment manager appointed by the Plan’s Investment Committee.

Northrop Grumman Fund — The Northrop Grumman Fund (“NG Stock Fund”) invests primarily in Northrop Grumman Corporation common stock.

Balanced Fund — The Balanced Fund is designed to provide investors with a fully diversified portfolio consisting of targeted proportions of fixed income (35 percent), U.S. equities (45 percent), and international equities (20 percent). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.

International Equity Fund — The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside the United States. The fund’s objectives are capital appreciation over the long term, along with current income (dividends).

Small Cap Fund — The Small Cap Fund consists of stocks of a diversified group of small capitalization U.S. companies. The stocks purchased by the fund typically have a market capitalization similar to companies in the Russell 2000 Index, which are companies with an average market capitalization of $500 million. The fund’s objective is capital appreciation over the long term, rather than current income (dividends).

Equity Index Fund — The Equity Index Fund consists of a diversified portfolio of stocks, as defined by an established market index. These stocks are selected by independent professional investment managers appointed by the Plan’s Investment Committee. This fund is designed to provide results that closely match those of the Standard & Poor’s 500 Stock Index.

High Yield Bond Fund — The High Yield Bond Fund consists of below-investment-grade securities assigned by Moody’s Investor Services or Standard & Poor’s Corporation. The fund seeks to exceed the return of the high-quality (investment grade) bond market.

International Bond Fund — The International Bond Fund consists of non-U.S. dollar denominated debt instruments rated within the three highest investment grades by Moody’s Investor Services or Standard & Poor’s Corporation. The fund’s objective is to provide a higher level of income and capital appreciation than the domestic fixed income market.

Emerging Markets Fund — The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund’s objective is capital appreciation over the long term.

Participants may change their investment direction in the FSSP Savings Accounts weekly in 1 percent increments. Existing account balances can be transferred daily, subject to certain restrictions.

Contributions deposited into each investment fund buy units of that fund based on unit values that are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions and transfers. The value of each participant’s account within each fund depends on two factors: (1) the number of units purchased to date and (2) the current value of each unit.

Participant Loans — FSSP loans may be made only from an active participant’s vested FSSP Savings Account for a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50 percent of their account balances (not including Company contributions). A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans will be prorated across all investment funds and are secured by the balance in the participant’s FSSP Savings account. The interest rate is fixed on the first business day of each month at the prime rate of the Plan’s trustee plus 1 percent. Repayments are made from payroll deductions (for active employees) or personal check (for former employees or employees on leave of absence). The maximum loan period for a regular loan is five years, however, it is fifteen years for a loan used to acquire a dwelling that is the principal residence of the participant. Loans may be repaid early in full; partial early repayments are not permitted. However, loans merged from other plans may have maximum periods greater than 15 years.

Payment of Benefits — On termination of employment with the Company (including termination due to death, disability or retirement), a participant may receive a lump sum payment of FSSP Retirement and/or Savings Account balances. A participant may also delay payment until the age of 70 1/2, if the total account balance exceeds $1,000 ($5,000 prior to March 28, 2005). In addition, a participant has the option of choosing to take the total distribution as an annuity subject to Plan terms, or, at retirement, to elect a rollover of his or her FSSP Retirement Account to the Litton Retirement Plans. Certain partial distributions after termination of employment and before age 70 1/2 are permitted by the Plan. Participants may rollover account balances to individual retirement accounts (“IRA”) or another employer’s qualified retirement plan to postpone federal and most state income taxes. Participants with frozen account balances under a previous savings plan may be eligible to elect special distribution options under the previous plan.

Distributions from the Northrop Grumman Fund will be paid in cash, stock, or a combination of both, depending on the participant’s election.

A participant’s benefit under the Litton Retirement Plans is determined by the amount of deposits to the participant’s FSSP Retirement Account. To achieve the maximum retirement benefit under such retirement plans, the FSSP provides that employees must, on an annual basis, deposit the lesser of: (i) 4 percent of their annual compensation, (ii) the 401(k) deferral limit as defined by the Code, (iii) 4 percent of the pay cap limit as defined by the Code or (iv) such lesser maximum amount as may result from the application of the nondiscrimination tests. The FSSP and Litton Retirement Plans together constitute a qualified offset arrangement as defined in Section 1116(f) of the Tax Reform Act of 1986.

Withdrawals — A participant may withdraw all or a portion of his or her Company matching contributions (plus earnings) and all or a portion of his or her FSSP Savings Account deposits, net of any loan balances outstanding, for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document).

On or after August 29, 2005 but not later than March 31, 2006, a participant may request a distribution of all or a portion of his or her account balance to pay for certain expenses incurred to satisfy an immediate and heavy financial need directly related to Hurricane Katrina or Hurricane Rita, provided the participant certifies a loan in accordance with the Plan provisions would itself cause a financial hardship and the need cannot be reasonably relieved through other means.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities, including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments other than guaranteed investment contracts, including the Plan’s interests in the master trusts, are stated at fair value as determined by State Street Bank and Trust Company (“State Street” or the “Trustee”). The underlying investments in the master trusts are valued as follows:

Investments in common and preferred stock are valued at the last reported sales price of the stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in common trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the funds underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade in such securities (investment managers or the Plan’s Investment Committee, as applicable).

Guaranteed investment contracts held by the Plan through the Stable Value Fund are considered to be fully benefit-responsive and therefore are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses. Contract value approximates fair value. In addition, the Plan entered into synthetic investment contracts in order to manage the market risk and return of certain securities held by the Plan (see Notes 5 and 6).

All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

The Trustee relies on the prices provided by pricing sources, the investment managers or Plan’s Investment Committee as a certification as to value in performing any valuations or calculations required of the Trustee.

Participant loans are valued at their outstanding balances, which approximate fair value.

The Pension Master Trust and DC Master Trust allocate investment income, realized gains and losses and unrealized appreciation and depreciation on the underlying securities to the participating plans monthly and daily, respectively, based on the market value of each plan’s investment. The unrealized appreciation or depreciation in the aggregate current value of investments is the difference between current value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of the investments sold.

Expenses — Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $3,126,431 and $2,836,644 at December 31, 2005 and 2004, respectively, and such amounts continue to accrue income until paid.

Reclassifications — Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	INVESTMENTS

The Plan’s investments consist of a proportionate interest in certain investments held by the DC Master Trust and the Pension Master Trust (prior to October 1, 2005). Those investments are stated at fair values determined and reported by the Trustees, in accordance with the master trust agreements established by the Company.

Proportionate interests of each participating plan are ascertained on the basis of the Trustees’ plan accounting method for master trust arrangements. Plan assets represent 0 percent and 2 percent and 10 percent and 7 percent of total net assets as reported by the Trustees of the Pension Master Trust and DC Master Trust as of December 31, 2005 and 2004, respectively.

Pension Master Trust and DC Master Trust assets of $2,433,982,223 and $1,030,050,999, respectively, were on loan to third party borrowers under security-lending agreements as of December 31, 2005. Pension Master Trust and DC Master Trust assets of $2,685,847,513 and $945,632,923, respectively, were on loan to third party borrowers under security-lending agreements as of December 31, 2004. Such assets could be subject to sale restrictions in the event security-lending agreements are terminated and the securities have not been returned to the master trusts.

The Pension Master Trust held $2,495,454,636 and $2,745,227,224 of collateral for securities on loan as of December 31, 2005 and 2004, respectively. The DC Master Trust held $1,052,025,787 and $964,720,499 of collateral for securities on loan as of December 31, 2005 and 2004, respectively.

Plan assets held in the Pension Master Trust were invested within the following investment pools as of December 31, 2005 and 2004:

	2005	2004
Equity	$0	$267,493,923
Fixed income	0	148,482,198
Private equity and alternative investments	0	34,598,296
Money market	0	5,068,962

Total	$0	$455,643,379

The net assets of the Pension Master Trust and DC Master Trust are as follows as of December 31, 2005 and 2004:

	2005		2004
	Pension Master Trust	DC Master Trust	Pension Master Trust	DC Master Trust
Assets:
Common and preferred stocks	$9,143,227,425	$4,506,263,263	$8,987,439,835	$3,996,701,303
Common/collective trust funds	1,151,102,227	3,525,719,304	1,425,883,063	2,497,187,691
U.S. and foreign government securities	3,057,701,362	408,733,576	2,753,605,861	282,951,795
Guaranteed and synthetic investment contracts		2,915,422,961		2,726,708,728
Limited partnership interests and other investments	2,310,792,143		1,898,411,850
Corporate debt instruments	2,309,582,016	214,406,077	2,067,404,438	159,625,861
Cash equivalents and temporary investments	1,057,342,980	153,249,885	1,217,706,082	326,396,803
Real estate	291,427,259		190,976,899
Receivables for foreign exchange	476,721,756		264,097,755
Dividends, interest and taxes receivable	81,722,648	10,823,852	64,742,719	10,142,786
Receivables for investments sold	68,257,062	31,012,899	41,881,377	33,120,224
Other receivables	5,421,694		2,073,528	37,008

Total assets	19,953,298,572	11,765,631,817	18,914,223,407	10,032,872,199

Liabilities:
Payables for foreign exchange	476,701,157		264,143,982
Due to broker for securities purchased	292,614,554	72,628,752	39,988,856	66,552,095
Other	5,985,322	183,943	1,231,491

Total liabilities	775,301,033	72,812,695	305,364,329	66,552,095

Net assets of the master trusts	$19,177,997,539	$11,692,819,122	$18,608,859,078	$9,966,320,104

Investment income for the Pension Master Trust and DC Master Trust for the Plan year ended December 31, 2005 is as follows:

	Pension Master Trust	DC Master Trust
Investment income:
Net appreciation (depreciation) in fair value of investments:
Common and preferred stocks	$626,646,330	$336,984,568
Common/collective trust funds	319,783,860	212,020,634
Limited partnership interests and other investments	265,416,045
Real estate	58,071,064
U.S. and foreign government securities	28,020,740	(5,546,461)
Cash equivalents and temporary investments	(298,033)	264,049
Corporate debt instruments	(65,663,278)	(3,739,892)

Net appreciation	1,231,976,728	539,982,898

Interest	313,845,191	168,239,548
Dividends	174,940,925	125,016,068
Other income	280,273,999	1,377,579
Other expenses		(179,253)
Investment manager fees	(57,215,035)	(14,588,405)

Total investment income	$1,943,821,808	$819,848,435

Other than the Plan’s investment in the DC Master Trust in 2005 and the Pension and DC Master Trusts in 2004, there are no assets held for investment that represent 5 percent or more of the Plan’s net assets at December 31, 2005 and 2004.

4.	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used by the investment managers of the DC Master Trust and the Pension Master Trust as part of their respective strategies. These strategies include the use of futures contracts, interest rate swaps, options on futures and options as substitutes for certain types of securities. Notional amounts disclosed above do not quantify risk or represent assets or liabilities of the DC Master Trust and the Pension Master Trust, but are used in the calculation of cash settlements under the contracts. The fair value of these instruments is recorded as investments of the DC Master Trust and Pension Master Trust. To the extent that a gain has been recognized, these instruments are recorded as assets and to the extent that a loss has been recognized, these instruments are recorded as a liability. Changes in the fair value of the derivative instrument are reflected in investment income as appreciation (depreciation) in the DC Master Trust and Pension Master Trust. As of December 31, 2005 and 2004, these derivative financial instruments were held for trading purposes. They had the notional amounts and fair values presented below:

DC Master Trust:

	December 31, 2005		December 31, 2004
	Notional Amount	Fair Value Asset (Liability)	Notional Amount	Fair Value Asset (Liability)
Futures Contracts (net position):
U.S. Treasury	$96,369,583	$(833,881)	$(106,707,141)	$(342,253)
Eurodollar	398,483,962	(1,501,874)	103,801,483	(459,296)
Index	1,433,068	(74,176)

Interest rate swaps	86,570,000	(191,994)	46,370,000	(305,818)

Options on futures and swaps (net position)	6,440,000	(52,273)

Pension Master Trust:

	December 31, 2005		December 31, 2004
	Notional Amount	Fair Value Asset (Liability)	Notional Amount	Fair Value Asset (Liability)
Futures Contracts (net position):
U.S. Treasury	$(96,037,591)	$8,888,873	$355,007,481	$7,698,394
Eurodollar	706,733,457	905,768	152,320,968	(767,494)
Index	5,506,192	5,429	455,668,755	3,138,769
Foreign	(28,452,289)	(77,438)

Interest rate swaps	1,374,740,000	(8,520,828)	59,000,000	(1,268,406)

Options on futures and swaps (net position)	(74,763,000)	(1,923,499)	(84,379,000)	(3,802,064)

Futures Contracts — The DC Master Trust and the Pension Master Trust enters into futures contracts in the normal course of investing activities to manage market risk associated with equity and fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for plan benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. The terms of these contracts typically do not exceed one year. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position.

Interest Rate Swaps — The DC Master Trust and the Pension Master Trust enters into interest rate swap contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

Options on Futures and Swaps — The DC Master Trust and the Pension Master Trust enters into contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position.

5.	INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND

The DC Master Trust includes amounts in the Northrop Grumman Stable Value Fund, which was established for the investment of the assets of certain savings plans sponsored by the Company and its affiliates. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2005 and 2004, the Plan’s interest in the net assets of the Stable Value Fund were approximately 6 percent and 7 percent, respectively of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

Investments held in the Stable Value Fund as of December 31, 2005 and 2004 were as follows:

	2005	2004
Guaranteed and synthetic investment contracts (at contract value)	$2,915,422,961	$2,726,708,728
Cash and cash equivalents	28,713,205	22,365,697

Total	$2,944,136,166	$2,749,074,425

Investment income of the Stable Value Fund totaled $136,364,903 for the year ended December 31, 2005.

The DC Master Trust has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2005, no borrowings under this arrangement were outstanding.

6.	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

Guaranteed investment contracts owned by the Stable Value Fund consist of the following at December 31, 2005 and 2004 (at contract value):

	2005	2004
Synthetic investment contracts	$2,915,422,961	$2,699,669,681
Separate account assets		16,025,472
General account assets		11,013,575

Total	$2,915,422,961	$2,726,708,728

The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities similar to those of guaranteed investment contracts. Each wrapper contract and its related underlying assets is referred to as a synthetic investment contract (“SIC”) and is recorded at contract value.

The fair value of the underlying assets related to the SICs was $2,898,864,923 and $2,760,543,569 as of December 31, 2005 and, 2004, respectively. The fair value of non-synthetic contracts held by the Plan approximated their contract value as of December 31, 2004. The weighted average yield (excluding administrative expenses) for all investment contracts was 4.88 percent and 4.74 percent at December 31, 2005 and 2004, respectively. Average duration for all investment contracts was 3.19 years and 2.91 years at December 31, 2005, and 2004, respectively. The crediting interest rate for all investment contracts was 4.86 percent and 4.74 percent at December 31, 2005 and 2004, respectively. Crediting interest rates are reset on a quarterly basis. Resets are determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan’s Trustee; transactions involving Northrop Grumman Corporation common stock, and payments made to the Company for certain Plan administrative costs. The NG Stock Fund within the DC Master Trust held 23,756,794 and 24,610,307 shares with fair value of $1,430,483,245 and $1,342,707,362 of the Company common stock at December 31, 2005 and 2004, respectively. The Plan’s interest in the net assets of the NG Stock Fund was approximately .08 percent and .05 percent at December 31, 2005 and 2004, respectively. During 2005, the NG Stock Fund earned dividends of $ 24,381,611 from its investment in Northrop Grumman Corporation common stock.

State Street affiliates managed $10,174,828 and $10,045,949 of Plan assets as of December 31, 2005 and 2004, respectively. The Plan paid $67,348 to the trustee in fees for the year ended December 31, 2005. The FSSP had transactions with the trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

The DC Master Trust and Pension Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions.

8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the interests of all participants in their accounts are 100 percent vested and non-forfeitable.

9.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated August 15, 2005, in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with applicable sections of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan’s qualified status. However, management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500 as of December 31:

	2005	2004
Net assets available for benefits per the financial statements	$1,239,811,646	$1,215,654,801
Less: Amounts allocated to withdrawing participants	(3,126,431)	(2,836,644)

Net assets available for benefits per Form 5500	$1,236,685,215	$1,212,818,157

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2005:

Benefits paid to participants per the financial statements	$87,082,387
Add: Amounts allocated to withdrawing participants at December 31, 2005	3,126,431
Less: Amounts allocated to withdrawing participants at December 31, 2004	(2,836,644)

Benefits paid to participants per Form 5500	$87,372,174

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

*    *    *    *    *

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

FORM 5500, SCHEDULE H, PART IV, LINE 4i,

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2005

(b)	(c)	(d)	(e)
Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value
* Northrop Grumman Defined Contribution Plans Master Trust	Participation in Northrop Grumman Defined Contribution Plans Master Trust	**	$1,195,638,635

Plan Participants	Participant loans (maturing 2006 to 2031 at interest rates ranging from 4.75% to 9.50%)	**	33,529,263

* State Street Bank and Trust Company	Participation in the Cash or Short-Term Investment Fund Accounts	$10,174,828	10,174,828

TOTAL			$1,239,342,726

*	Party-in-interest
**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN FINANCIAL SECURITY AND SAVINGS PROGRAM

	By	/s/ IAN ZISKIN
Dated: June 29, 2006		Ian Ziskin
Chairman, Benefit Plan Administrative Committee

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